Room 4561
				May 31, 2005



Jaime W. Ellertson
Chief Executive Officer
S1 Corporation
3500 Lenox Road, NE
Suite 200
Atlanta, GA 30326

Re:	S1 Corporation
	Form 10-K for Fiscal Fear Ended December 31, 2004
	Filed March 16, 2005
		File No. 000-24931


Dear Mr. Ellertson:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited the scope of our review to the financial statements and related disclosures. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 20

Restructuring Charges, page 22

1. Your disclosures indicate that you recorded the 2003 Edify restructuring in order to "align costs with expected revenues." Supplementally explain to us what you mean by this disclosure. We further note that you also recorded a goodwill impairment charge and accelerated amortization in 2003 related to the Edify segment. Supplementally explain to us why you recorded accelerated amortization of the intangibles and tell us whether these intangibles were tested for impairment prior to you recording the accelerated amortization.

2. Supplementally quantify the amount of sublease income which will offset future restructuring related cash expenditures.

Results of Operations, page 27

3. In the discussion of your results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. For example, you refer to several factors that contributed to the increase in selling and marketing expenses in fiscal 2004, but give no indication as to the relative impact of each factor. Explain to us how you considered Section III.D of SEC Release
No. 33-6835.

Item 8.  Financial Statements and Supplementary Data, page 41

Consolidated Statements of Operations, page 45

4. We note that you exclude depreciation, amortization of
purchased
technology, and software developments costs from cost of revenues. Revise your presentation as these costs should not be excluded from
cost of revenues.   Revisions should also be made to your
Management`s Discussion and Analysis and your Quarterly Financial Information (Unaudited). Refer to Item 5-03(b)(2) of Regulation S-X and Question 17 of the FASB Staff Implementation Guide to SFAS 86.

Note 2. Summary of Significant Accounting Policies, page 48

Financial instruments, page 49

5. We note that you reclassified certain auction rate securities from cash and cash equivalents to short-term investments. Revise your disclosures to quantify the effect the reclassification had on your balance sheet and statement of cash flows. You indicate that the reclassification was made based on a re-evaluation of the maturity dates associated with the underlying bonds yet it appears the reclass was made in order to comply with SFAS 95. Your disclosures should be revised accordingly. Additionally, tell us how you considered disclosing the reclassification in the "Reclassifications" policy on page 55.

6. We further note that your auction rate securities are classified as available-for-sale securities. Justify the classification of these securities as current by addressing how you determined that you have a reasonable expectation of completing a successful auction within the subsequent twelve-month period. Refer to paragraph 17 of
SFAS 115 and Chapter 3A of ARB No 43 as well as SFAS 95.

7. Supplementally tell us how you considered this reclassification when assessing your Item 307 disclosure controls and procedures and
Item 308(c) changes in internal controls over financial reporting.

Revenue recognition, deferred revenues and cost of revenues, page
51

8. Tell us how you have established VSOE of fair value for each of the elements included in multiple element arrangements.

9. We note that you provide professional services on a fixed fee basis and revenues are "recognized using a percentage of completion method, measured by the percentage of labor hours incurred to date to estimated total labor hours for the contract." Tell us specifically the types of services being provided. Note that the recognition of revenue pursuant to SOP 81-1 is not permitted for service arrangements.

10. You disclose that data center arrangements are reviewed on a contract -by-contract basis to determine whether a software
element
covered by SOP 97-2 is included in the arrangement.  Tell us more about the arrangements that do include software elements and those
that do not.   Tell us how you have considered EITF 00-3 in
assessing
whether these arrangements include software elements.


Note 6.  Accounts Receivable, page 58

11. We note you have unbilled receivables. Tell us more about the arrangements that result in these unbilled receivables and tell us how you have considered the collectibility criteria when recognizing revenue. Tell us when they typically become billable and address the extent to which you have successfully billed and collected these amounts subsequent to the balance sheet date. Revise to include disclosure regarding unbilled receivables in your accounting policies. See Item 5-02(3)(b) of Regulation S-X.

Certifications - Exhibits 31.1 and 31.2

12. It appears that you have omitted Item 4b. from your Certifications which you have filed pursuant to Rules 13a-14(a) and
15d-14(a). Please revise the Certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.


	As appropriate, please amend your filing and respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Marc Thomas, Review Accountant at (202) 551-3452 or me at
(202)
551-3226 if you have questions regarding these comments.

Sincerely,



      Craig Wilson
							Senior Assistant Chief
Accountant
??

??

??

??

Mr. Jaime W. Ellertson
S1 Corporation
May 31, 2005
Page 5